SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No.1)

WILLIAMS CONTROLS, INC.

(Name of Subject Company)

WILLIAMS CONTROLS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

969465608

(CUSIP Number of Class of Securities)

Dennis E. Bunday

Chief Financial Officer

14100 SW 72nd Avenue

Portland, OR 97224

(503) 684-8600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq.

Davis Wright Tremaine LLP

1201 Third Avenue Suite 2200

Seattle, Washington 98101

(206) 622-3150

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on November 15, 2012, by Williams Controls, Inc. (the “Company”) , a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Columbia Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Curtiss-Wright Corporation to purchase all of the outstanding shares of the Company’s common stock (the “Common Stock”), at a purchase price of $15.42 per share of Common Stock, net to seller in cash, without interest thereon and less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2012, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 9.	Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Item

(a)(10)	Notice to Participants of Williams Controls, Inc. 401(k) Plan.

(a)(11)	Instruction Form for Participants in the Williams Controls, Inc. 401(k) Plan.

(a)(12)	Notice to Holders of Williams Controls, Inc. Restricted Stock.

[Signature Page Follows]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

Date: November 30, 2012

WILLIAMS CONTROLS, INC.

/s/ Dennis E. Bunday
Name: Dennis E. Bunday
Title: Chief Financial Officer